Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, dated October 15, 2020, with respect to the financial statements and financial highlights of PGIM Ultra Short Bond ETF, PGIM Active High Yield Bond ETF, and PGIM QMA Strategic Alpha International Equity ETF, each a series of PGIM ETF Trust, as of August 31, 2020, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

October 27, 2021